Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 33-189589) on Form S-8 of Cameron International Corporation of our report dated June 27, 2014, with respect to the statement of net assets available for benefits of OneSubsea LLC Retirement Savings Plan as of December 31, 2013, the related statement of changes in net assets available for benefits for the period April 1, 2013 (inception) to December 31, 2013, and the related supplemental schedule which report appears in the December 31, 2013 annual report on Form 11-K of OneSubsea LLC Retirement Savings Plan.

/s/ Doeren Mayhew

Houston, Texas
June 27, 2014